Vancouver Office:

D     E     V     L    I     N

P.O. Box 12077

J     E    N     S     E     N

Suite 2550

Barristers & Solicitors

555 West Hastings St.

Vancouver, B.C.

Canada V6B 4N5

Tel: (604) 684-2550

Fax: (604) 684-0916

E-mail: mshannon@devlinjensen.com

File Reference:  4020\045a

Via EDGAR

December 27, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:          Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED DECEMBER 12, 2005

          We are counsel for the above-referenced Company and advise that the Company has now amended its annual report on form 20-F (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated December 12, 2005 (the “SEC Letter”).

Association of Law Corporations

Securities and Exchange Commission
December 27, 2005

          On behalf of the Company we confirm that we enclose two copies of the black-lined and comparative copy of amendment number 4 to the Annual Report of the Company which indicates each of the revisions which have been made to the enclosed Annual Report since the Company’s recent amended filing on November 29, 2005, submitted electronically pursuant to Regulation S-T.

          The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Annual Report.  We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Annual Report, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

Item 3: Key Financial Information, page 2
A. Selected Financial Information, page 2

  The Staff comments have been noted and we confirm that the Company has revised the disclosure to clearly label the fiscal years which the results of operations or financial condition have been restated. The Company has also provided selected financial data for the fiscal year ended December 31, 2001.

Item 5: Operating and Financial Review Prospects, page 72
A. The Company, page 32

  The Staff comments have been noted and we confirm that the disclosure in this section has been expanded to clarify that the financial statements for the periods ended December 31, 2001 through December 31, 2004 have been restated.

Item 15; Controls and Procedures, page 66

  The Staff comments have been noted and we confirm that the disclosure in this section has been expanded to discuss the shortcomings noted in controls and procedures over financial reporting that were identified after year-end.

Securities and Exchange Commission
December 27, 2005

Item 17; Financial Statements, page 71
Report of Independent Registered Public Accounting Firm, page 72

  The Staff comments has been noted and we confirm that Moore Stephens Ellis Foster Ltd. has since been able to extend its liability insurance to cover the reinstatement and has reissued its double dated report; therefore, the questions and comments on the Staff comment are considered not applicable.

  The Staff comments have been noted and as mentioned in the response to comment #4 above, since Moore Stephens Ellis Foster Ltd. has reissued its report, Ernst & Young LLP’s report is now considered not necessary.

Consolidated Statements of Operations, page 77

  The Staff comments have been noted and we confirm that the Company has revised its presentation of government research grants to net the amounts against the Company’s research and development expenses as they were previously classified.

Note 2: Restatements, page 80

  The Staff comments have been noted and we confirm that the Company has revised its disclosure to discuss the revision of share information in its statements of stockholders’ equity and in its earnings per share computations resulting from the retroactive restatement of equivalent shares received in the reverse acquisition transaction.

          We trust that each of the foregoing and the enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.  However, should the SEC have any further questions or comments, or require any further information or documentation respecting the Company, please do not hesitate to contact the writer at any time.

Securities and Exchange Commission
December 27, 2005

          On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

                                                                                     Yours very truly,

                                                                                     DEVLIN JENSEN

                                                                                     Per:
                                                                                                 /s/ Mike Shannon

                                                                                                 MICHAEL T. SHANNON